Exhibit 21.1
Subsidiaries of the Registrant

The names and ownership structure of Golden Queen’s subsidiaries are set out in the table below.

Name	Jurisdiction of Incorporation or Organization	Ownership Percentage
Golden Queen Mining Canada Ltd. (“GQM Canada”)	British Columbia, Canada	100% by Golden Queen
Golden Queen Holdings, Inc. (“GQM Holdings”)	California, United States	100% by GQM Canada
Golden Queen Mining Company, LLC	California, United States	50% by GQM Holdings